The integration and joint share transfer described in this press release involves securities of a foreign bank. This integration and joint share transfer is subject to disclosure requirements of Japan that are different from those of the United States. Financial information included in this press release has been prepared in accordance with generally accepted Japanese accounting standards and may not be comparable to the financial statements of banks in the United States.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in a foreign country, and some or all of its officers are residents of a foreign country. You may not be able to sue a foreign bank or its officers in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign bank and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the joint share transfer, such as in open market or privately negotiated purchases.

May 2, 2014
To whom it may concern:
Company: The Yachiyo Bank, Limited
Representative: President, Isao Sakai
(Code Number: 8409, First Section, Tokyo Stock Exchange)

Company: The Tokyo Tomin Bank, Limited
Representative: President, Akihiro Kakizaki
(Code Number: 8339, First Section, Tokyo Stock Exchange)

Execution of the Agreement between The Yachiyo Bank, Limited and The Tokyo Tomin Bank, Limited with respect to the Establishment of a
Joint Holding Company (Share Transfer), and the Preparation of the Share Transfer Plan

Notice is hereby given that the respective board of directors of The Yachiyo Bank, Limited (President: Isao Sakai, “Yachiyo Bank”) and The Tokyo Tomin Bank, Limited (President: Akihiro Kakizaki, “Tokyo Tomin Bank,” and together with Yachiyo Bank collectively, the “Banks”) today resolved that the Banks will establish Tokyo TY Financial Group, Inc. (the “Joint Holding Company”) which will become their sole parent company on October 1, 2014 (the “Effective Date”) by way of share transfer (the “Share Transfer”) and resolved the outline of the Joint Holding Company and the terms and conditions of the Share Transfer, on the condition that the share transfer is approved at the general shareholders meeting of the respective Banks and approvals and authorizations are obtained from the relevant authorities. In addition, the Banks executed the Business Integration Agreement and jointly prepared the Share Transfer plan today.

The Banks plan to apply for the listing of the shares of the Joint Holding Company, which is to be newly established, on the Tokyo Stock Exchange, Inc. (the “TSE”). The Banks will become wholly owned subsidiaries of the Joint Holding Company through the Share Transfer, and therefore will be delisted from the TSE before the Effective Date of the Share Transfer.

1.	Background and Purpose

(1)	Background

As announced in the press release, “Basic Agreement Regarding Consideration of the Business Integration between The Yachiyo Bank, Limited and The Tokyo Tomin Bank, Limited,” dated October 10, 2013, the Banks discussed and considered establishing a joint share holding company through the Share Transfer on or around October 1, 2014.

The Banks have separately worked to establish stable profit foundations by achieving their corporate missions as regional banks with head offices located in Tokyo, the capital city of Japan.  At the same time, the Banks entered into a Memorandum of Understanding regarding Consideration of a Business Cooperation in 2000, and since then have developed a long relationship of mutual trust which has enabled them to earnestly and quickly tackle problems through measures such as entering into an ATM alliance, sharing a common mailing system, and recently holding co-sponsored client business meetings.

However, it is envisioned that the future operating environment for the local financial businesses in the Tokyo metropolitan area will become more severe as the economic environment that the Banks are competing in changes with time.  For example, the number of businesses is expected to decrease, and population decline is anticipated in the near future as a result of dwindling birthrates and aging of the population.  Furthermore, regional banks in rural areas are expected to expand their businesses to the metropolitan area, where intense competition with major banks and other financial institutions already exist.  In such an environment, in order to demonstrate their position as leaders among the regional banks and to contribute to the local economy, establishing a firm management foundation where the Banks may make their presence felt in the market in terms of both size and quality has become their important business goal.

Under such circumstances, the Banks have mutually recognized that it is in their best business interest to develop a new regional financial group (the “New Financial Group”) based in metropolitan Tokyo, where the Banks are based, by enhancing their existing business cooperation and pooling their business resources.  The Banks have accordingly reached the final agreement on the business integration.

(2)	Purpose

With the objective of maximizing corporate value, the Banks have chosen to establish a joint holding company through the Share Transfer in order to realize the synergistic effect of the integration at an early date while capitalizing on the local brands of the respective Banks.  Under the New Financial Group, the Banks will facilitate sharing sophisticated consulting functions with each other, developing products and services tailored to customer needs, strengthening relationships with local governments, and integrating overlapping operations.  Through such efforts, the Banks aim to contribute to the local communities by improving corporate value through better customer satisfaction, increased competitiveness and more efficient management.

2.	Strategy

(1)	Outline of the New Financial Group

The Tokyo metropolitan area, where the Banks operate, is a large market where people and corporations are concentrated.  It is at the same time a market with fierce competition among major banks and other financial institutions.  In the face of further intensified competition being expected in the future, the business integration is expected to create one of the largest regional financial groups based in Tokyo that is a leader in the markets for small and medium-sized enterprises and local individuals.

The New Financial Group is expected to have the following distinctive features:

(i)	provide highly convenient services to local customers utilizing its network of more than 160 branches mainly in Tokyo and northeastern Kanagawa;
(ii)
contribute to the local community by coordinating with local governments and economic organizations such as the local chambers of commerce, and implementing its corporate social responsibility (“CSR”) activities;

(iii)	provide mainly small-sized enterprises to medium-sized enterprises with sophisticated financial functions that are tailored for their growth process and speedy customer responses; and
(iv)	provide various types of customers with sophisticated financial services using the Banks’ know-how and ability to make appropriate business proposals.

(2)	Management Strategy of the New Financial Group

With a management philosophy of being “a financial group for small and medium-sized enterprise customers and individual customers in the Tokyo metropolitan area, which contributes to the development of local communities through comprehensive financial services,” the New Financial Group aims to become the region’s No. 1 urban-type regional financial group truly favored by customers in the Tokyo metropolitan area.  To accomplish this goal, the New Financial Group expects to further demonstrate its position as a leader among the regional banks by (i) improving its business foundation, (ii) strengthening its regional financial functions, and (iii) improving its operational efficiency.  Moreover, the group is expected to pursue sustainable growth by realizing the synergistic effect of the integration at an early date while capitalizing on the local brands of the respective Banks.

As measures to improve and expand the transactions with small and medium-sized enterprise customers and individual customers, the New Financial Group is expected to respond to customer needs promptly by developing a support function tailored for the growth process of each enterprise, and providing financial services tailored for the life cycles of individuals.  To achieve this goal, the New Financial Group expects to strengthen its overall abilities as a group, enhance its marketing abilities and improve the quality of its human resources and their skills.

3.	Outline of the Share Transfer

(1)	Schedule

October 10, 2013 (Thursday)	Execution of the Basic Agreement regarding Consideration of the Business Integration between the Banks
March 31, 2014 (Monday)	The record date for the ordinary general meetings of shareholders of the Banks
May 2, 2014 (Friday) (today)	Board meetings of the Banks to approve the business integration agreement and the Share Transfer plan
May 2, 2014 (Friday) (today)	Execution of the business integration agreement and preparation of the Share Transfer plan by the Banks
June 27, 2014 (Friday) (planned)
Ordinary general meetings of shareholders of the Banks to approve the Share Transfer plan
*  In addition to the ordinary general meeting of shareholders, Tokyo Tomin Bank plans to hold a class shareholders meeting for its common shareholders to approve the Share Transfer plan.

September 26, 2014 (Friday) (planned)	Delisting the shares of the Banks from the TSE
October 1, 2014 (Wednesday) (planned)	Registration of the incorporation of the Joint Holding Company (Effective Date)
October 1, 2014 (Wednesday) (planned)	Listing of shares of the Joint Holding Company

Please note that the above schedule may change in the future upon discussion between the Banks, due to reasons such as unforeseeable requirements arising in the course of implementing the Share Transfer.

(2)	Method of Reorganization

The reorganization will be carried out through a joint share transfer, whereby Yachiyo Bank and Tokyo Tomin Bank will become wholly owned subsidiaries of the Joint Holding Company and the Joint Holding Company will become their sole parent company.

(3)	Share Transfer Ratio

Company	Yachiyo Bank	Tokyo Tomin Bank
Share transfer ratio	1	0.37

(Note 1) Share transfer ratio
Yachiyo Bank shareholders will receive 1 share of the Joint Holding Company common stock for each share of Yachiyo Bank common stock, and Tokyo Tomin Bank shareholders will receive 0.37 shares of the Joint Holding Company common stock for each share of Tokyo Tomin Bank common stock.  The number of shares per unit of the Joint Holding Company will be 100 shares.

Shareholders of the Banks who will receive fractional shares of the Joint Holding Company common stock through the Share Transfer will be paid an amount equivalent to such fractional shares pursuant to Article 234 of the Companies Act and other related laws and regulations.

(Note 2) Number of new shares to be delivered by the Joint Holding Company (planned)
29,225,724 shares of common stock
The above number is based on the total number of issued and outstanding shares of Yachiyo Bank common stock as of March 31, 2014 (15,522,991 shares) and the total number of issued and outstanding shares of Tokyo Tomin Bank common stock as of March 31, 2014 (40,050,527 shares).  Each bank plans to cancel its treasury stock that it owns, to the extent practically possible, until right before the Joint Holding Company acquires all of the Banks’ issued and outstanding shares (the “Record Time”).  Accordingly, the number of Yachiyo Bank treasury stock as of March 31, 2014 (657,846 shares) and the number of Tokyo Tomin Bank treasury stock as of March 31, 2014 (1,238,150 shares) are excluded in calculating the above-mentioned number of new shares of common stock to be delivered by the Joint Holding Company.

If the number of the Banks’ treasury stock as of March 31, 2014 changes on or before the Record Time, such as where a shareholder of Yachiyo Bank or Tokyo Tomin Bank exercises its right to demand that such bank repurchases such shareholder’s shares, the number of new shares to be delivered by the Joint Holding Company may change.

(Note 3) Treatment of fractional units
The shareholders of the Banks who receive a fractional unit (a unit equals 100 shares) of the Joint Holding Company common stock as a result of the Share Transfer will not be able to sell their fractional units on the TSE or another financial instruments exchange.  The shareholders who hold such fractional unit may compel the Joint Holding Company to repurchase their fractional units in accordance with the provisions of Article 192(1) of the Companies Act.  In accordance with Article 194(1) of the Companies Act and pursuant to the Joint Holding Company’s Articles of Incorporation, the shareholders holding fractional units may compel the Joint Holding Company to offer for sale the number of shares necessary to achieve a whole unit (100 shares) with respect to shares for which they only have a fractional unit.

(4)	Treatment of stock acquisition rights and bonds with stock acquisition rights

With respect to the stock acquisition rights attached to Yachiyo Bank’s second series of unsecured convertible bonds with stock acquisition rights (with special provision of subordination), in light of the terms and conditions of those stock acquisition rights and the share transfer ratio, the holders of such rights will be allotted stock acquisition rights for the Joint Holding Company, in lieu of their stock acquisition rights in Yachiyo Bank, and the Joint Holding Company will succeed the obligations relating to those bonds with stock acquisition rights.

Tokyo Tomin Bank will acquire for no consideration all issued and outstanding stock acquisition rights and cancel them by the date preceding the incorporation of the Joint Holding Company through the Share Transfer.

(5)	Treatment of treasury stock and the Joint Holding Company stock delivered to Yachiyo Bank and Tokyo Tomin Bank

The Banks plan to cancel all of their respective treasury stock that they currently hold or acquire in the future before the Effective Date of the Share Transfer, and accordingly do not plan to receive shares of the Joint Holding Company common stock with respect to their own treasury stock.  However, since the number of treasury stock that will be cancelled before the Effective Date of the Share Transfer has not been determined, the number of new shares issued by the Joint Holding Company as described above may change.

Regarding the Tokyo Tomin Bank common stock that Yachiyo Bank holds (96,500 shares as of March 31, 2014) and the Yachiyo Bank common stock that Tokyo Tomin Bank holds (105,000 shares as of March 31, 2014), the shares of the Joint Holding Company common stock are expected to be allotted to each bank pursuant to the share transfer ratio, and as a result of the Share Transfer, the respective Banks are expected to hold the shares of the Joint Holding Company common stock.  The Banks plan to dispose of their shares in the Joint Holding Company in accordance with the Companies Act at a reasonable time on or after the Effective Date of the Share Transfer.

The method of such disposition will be announced when it is determined.

4.	Basis of Share Transfer Ratio Calculation

(1)	Basis of the Share Transfer Ratio and Reasons for Delivery Details

In order to ensure the fairness in determining the share transfer ratio set forth in Section 3.(3) “Share Transfer Ratio” above, Yachiyo Bank retained Nomura Securities Co., Ltd. (“Nomura Securities”) and Tokyo Tomin Bank retained Mizuho Securities Co., Ltd. (“Mizuho Securities”) as their respective independent third-party advisors for calculating the share transfer ratio to be used for the Share Transfer.  Using the results of the calculations provided by those third-party advisors, the Banks diligently negotiated and discussed the share transfer ratio based on the outcome of the due diligence they performed on the other, and generally took into consideration factors including their respective financial status, asset status and future projections.  Based on the above, the Banks determined that the share transfer ratio set forth above is reasonable, and the board of directors of each bank held a meeting today and determined and agreed on the share transfer ratio of the Share Transfer.

(2)	Calculation

(i)	Relationship with advisors

Neither Nomura Securities, Yachiyo Bank’s third-party advisor, nor Mizuho Securities, Tokyo Tomin’s third-party advisor, qualifies as a party related to the Banks or has a material interest in the Share Transfer that requires disclosure.

(ii)	Overview of calculation

In order to ensure the fairness of the share transfer ratio calculation in the Share Transfer, Yachiyo Bank retained Nomura Securities and Tokyo Tomin Bank retained Mizuho Securities as their respective independent third-party advisors for calculating the share transfer ratio, and received documents calculating the share transfer ratio as described below.

In calculating the share transfer ratio of common stock of the Banks, Nomura Securities used an average market price analysis, as a market price for the Banks’ shares which are listed on the TSE exist.  In addition, because there are multiple listed companies comparable to the Banks, a comparable company analysis was used.  Furthermore, the dividend discount model method (the “DDM analysis”), which is widely used to evaluate financial institutions, was used to reflect the valuation of future business activities of the Banks. The DDM analysis is a methodology to examine stock value by discounting shareholders’ expected profits to the present value by using capital costs.  Such shareholders’ profits attributable to the shareholders are calculated by taking into account the amounts of internal reserves and other factors required for maintaining a certain capital structure.  The results under each method of calculation are as set forth below.  The ranges of the share transfer ratio in the table below represent the number of common stock of the Joint Holding Company to be allotted for one common stock of Tokyo Tomin Bank.

	Calculation Method	Range of Share Transfer Ratio
1	Average market price analysis	0.382	～	0.387
2	Comparable company analysis	0.328	～	0.503
3	DDM analysis	0.317	～	0.383

The average market analysis, using May 1, 2014 as the Reference Date (the “Reference Date”), is based on the closing price on the Reference Date, the average closing price for the five-business-day period from April 24, 2014 to the Reference Date (inclusive, the same applies hereinafter in this paragraph), the average closing price for the one-month period from April 2, 2014 to the Reference Date, the average closing price for the three-month period from February 3, 2014 to the Reference Date and the average closing price for the six-month period from November 5, 2013 to the Reference Date.

Nomura Securities based its calculations of the share transfer ratio on information received from the Banks as well as publicly available information.  Nomura Securities assumed all such materials and information to be accurate and complete and did not independently verify the accuracy and completeness thereof.  Furthermore, Nomura Securities did not perform an independent evaluation, appraisal or assessment with respect to the assets and liabilities (including contingent liabilities) of the Banks and their respective affiliated companies, including analysis and evaluation of individual assets and liabilities, and did not retain an independent third-party advisor to perform any such appraisal or assessment.  Nomura Securities’ calculation of the share transfer ratio reflects the information and economic conditions as of May 1, 2014, and assumes that the respective Banks’ financial projections (including a profit plan and other information) were reasonably prepared based on the best projections and judgment available to the management of each Bank.

The future profit plans for the Banks used by Nomura Securities as the calculation basis for the DDM analysis do not include any projections of large increases or decreases.

In calculating the share transfer ratios of common stock of the Banks, Mizuho Securities examined the Banks’ financials, market stock price trends of their common stock, and other related factors, and since market price for the Banks’ shares exist, used a market share price analysis.  In addition, because there are multiple listed companies engaged in the businesses that are relatively comparable to the Banks’s businesses, a comparable company analysis was used.  Furthermore, the DDM analysis, which is widely used to evaluate financial institutions, was used to reflect the valuation of future business activities of the Banks. The DDM analysis is a methodology to examine stock value by discounting shareholders’ expected profits to the present value by using capital costs.  Such shareholders’ profits attributable to the shareholders are calculated by taking into account the amounts of internal reserves and other factors required for maintaining a certain capital structure. The results under each method of calculation are as set forth below.  The ranges of the share transfer ratio in the table below represent the number of common stock of the Joint Holding Company to be allotted for one common stock of Tokyo Tomin Bank.

	Calculation Method	Range of Share Transfer Ratio
1	Market share price analysis	0.381	～	0.387
2	Comparable company analysis	0.338	～	0.443
3	DDM analysis	0.353	～	0.431

The market share price analysis, using May 1, 2014 as the Reference Date, is based on the volume weighted average price (the “VWAP”) of the common stock of each bank on the First Section of the TSE on the Reference Date, the VWAP for the one-week period preceding the Reference Date (inclusive, the same applies hereinafter in this paragraph), the VWAP for the one-month period preceding the Reference Date, the VWAP for the three-month period preceding the Reference Date, and the VWAP for the six-month period preceding the Reference Date.

Mizuho Securities based its calculations of the share transfer ratio on the assumptions that information received from the Banks and public information are accurate and complete, and there is no information undisclosed to Mizuho Securities that may have a material impact on the calculation of the share transfer ratio.  Mizuho Securities did not independently perform evaluation or assessment with respect to the individual assets and liabilities (including off-balance sheet assets and liabilities and other contingent liabilities) of the Banks.  Mizuho Securities assumed that the financial projections of the Banks that it referred to in the calculations were reasonably prepared or presented based on the best projections and judgment available to the Banks.  Mizuho Securities did not independently verify the accuracy, validity or feasibility of the financial projections of Yachiyo Bank and Tokyo Tomin Bank.

Mizuho Securities received the financial projections of the respective Banks from Tokyo Tomin Bank, and conducted the DDM analysis based on this information.  The future profit plans for the Banks used by Mizuho Securities as the basis for the DDM analysis were based on their current organizational states.  However, in the future profit plans for Tokyo Tomin Bank, there is a fiscal year in which there is a significant increase compared to the previous year.  This is because Tokyo Tomin Bank expects its operating performance to remain strong as a result of such factors as increasing profits from service transactions, etc. in the current economic environment, continuous promotion of cost reduction measures and the expectation of credit fees as stable revenue.  In addition, in fiscal 2015, a significant income increase of slightly over 30% in ordinary income and net income compared to the previous fiscal year is expected.  Such increase is expected as a result of factors such as the full amortization of transition obligations that accrued when pension accounting was introduced.  On the other hand, the future profit plans for Yachiyo Bank do not include any projections of large increases or decreases.

(3)	Treatment of a listing application of the Joint Holding Company

The Banks plan to have the shares of common stock of the Joint Holding Company, which is to be newly established, listed on the TSE.  The listing date is scheduled for October 1, 2014.  The Banks will become wholly-owned subsidiaries of the Joint Holding Company through the Share Transfer, and accordingly will be delisted from the TSE on September 26, 2014, before listing of the Joint Holding Company.

The date of delisting will be determined in accordance with the TSE rules.

(4)	Measures to ensure fairness

Yachiyo Bank has taken the following measures to ensure fairness of the Share Transfer.

(i)	Obtaining documents calculating the share transfer ratio, etc. from an independent third-party advisor

In order to ensure fairness of the Share Transfer, Yachiyo Bank appointed Nomura Securities as a third-party advisor as described in Section 4.(1) above, and obtained the documents calculating the share transfer ratio to be used as the basis of the agreement on the share transfer ratio.  Yachiyo Bank conducted negotiations and discussions with Tokyo Tomin Bank based on the analysis and opinions of Nomura Securities, its third-party advisor, and the board of directors resolved today that it will carry out the Share Transfer using the agreed share transfer ratio as described in Section 3.(3) above.

Yachiyo Bank received a written opinion (so-called “fairness opinion”) dated May 2, 2014 from Nomura Securities to the effect that the share transfer ratio is fair to Yachiyo Bank from a financial point of view.

(ii)	Advice from an independent law firm

In order to ensure the fairness and appropriateness of its board of directors, Yachiyo Bank obtained legal advice from TMI Associates, a legal advisor independent of the Banks, with respect to the method and process of decision making by Yachiyo Bank and other procedures related to the Share Transfer.

Tokyo Tomin Bank has taken the following measures to ensure fairness of the Share Transfer.

(i)	Obtaining documents calculating the share transfer ratio, etc. from independent third-party advisors

In order to ensure the fairness of the Share Transfer, Tokyo Tomin Bank appointed Mizuho Securities as a third-party advisor as described in Section 4.(1) above, and obtained documents calculating the share transfer ratio to be used as the basis of the agreement of the share transfer ratio for the Share Transfer.  Tokyo Tomin Bank conducted negotiations and discussions with Yachiyo Bank based on the analysis and opinions of Mizuho Securities, its third-party advisor, and the board of directors resolved today that it will carry out the Share Transfer using the agreed share transfer ratio as described in Section 3.(3) above.

Tokyo Tomin Bank received a written opinion (so-called “fairness opinion”) dated May 1, 2014 from Daiwa Securities Co. Ltd. (“Daiwa Securities”) to the effect that, based upon and subject to various assumptions described in Exhibit 1, the share transfer ratio is fair to Tokyo Tomin Bank common shareholders from a financial point of view.  Daiwa Securities does not qualify as a party related to the Banks nor does it have a material interest in the Share Transfer that requires disclosure.

(ii)	Advice from an independent law firm

In order to ensure the fairness and appropriateness of its board of directors, Tokyo Tomin Bank obtained legal advice from Mori Hamada & Matsumoto, a legal advisor independent of the Banks, with respect to the method and process of decision making by Tokyo Tomin Bank and other procedures related to the Share Transfer.

(5)	Measures to avoid conflicts of interest

No special measures to avoid conflicts of interest have been taken as no conflicts of interest between Yachiyo Bank and Tokyo Tomin Bank are expected to arise in connection with the Share Transfer.

5.	Overview of Parties to the Share Transfer

(1)	Company overview (as of end of December 2013)
Trade name	The Yachiyo Bank, Limited		The Tokyo Tomin Bank, Limited
Establishment date	December 6, 1924 (founding date)		December 12, 1951
Location of the head office	5-9-2, Shinjuku, Shinjuku-ku, Tokyo, Japan		2-3-11, Roppongi, Minato-ku, Tokyo, Japan
Representative	President Isao Sakai		President Akihiro Kakizaki
Capital	43,734 million yen		48,120 million yen
Issued and outstanding shares	15,522,991 shares		40,050,527 shares
Total assets (consolidated)	2,226,658 million yen		2,570,378 million yen
Net Assets (consolidated)	98,243 million yen		84,656 million yen
Account balance (non-consolidated)	2,094,911 million yen		2,406,614 million yen
Loan balance (non-consolidated)	1,420,955 million yen		1,824,288 million yen
Fiscal year end	March 31		March 31
Employees (consolidated)	1,757		1,645
Number of branches (including sub-branches)	84		77
Major shareholders and their respective shareholding ratios (as of end of September 2013)	Sumitomo Mitsui Trust Bank, Limited	14.75%	Japan Trustee Services Bank, Ltd. (Trust Account)	6.45%
	Japan Trustee Services Bank, Ltd. (Trust Account)	5.43%	Mizuho Bank, Ltd.	4.69%
	Yachiyo Bank Employee Stock Ownership Plan	3.04%	Tokyo Tomin Bank Employee Stock Ownership Plan	2.61%
	The Master Trust Bank of Japan, Ltd. (Trust Account)	2.52%	Mitsui Sumitomo Insurance Company, Limited	2.47%
	SSBT OD05 OMNIBUS ACCOUNT-TREATY CLIENTS (Standing proxy: The Hong Kong and Shanghai Banking Corporation Limited, Tokyo Branch, Custody Business Department)	1.98%	Fukuda Denshi Co., Ltd.	2.39%
	Mitsui Sumitomo Insurance Company, Limited	1.64%	The Master Trust Bank of Japan, Ltd. (Trust Account)	2.20%
	The Kyoei Fire and Marine Insurance Company, Limited	1.10%	Nippon Life Insurance Company	1.91%
	CBNY DFA INTL SMALL CAP VALUE PORTFOLIO (Standing proxy: Citibank Japan Ltd.)	1.01%	Sumitomo Life Insurance Company	1.72%
	Nomura Holdings, Inc.	0.96%	Japan Trustee Services Bank, Ltd. (Trust Account 4)	1.52%
	The Higashi-Nippon Bank, Limited	0.85%	CREDIT SUISSE (LUXEMBOURG) S.A. ON BEHALF OF CLIENTS (Standing proxy: The Bank of Tokyo-Mitsubishi UFJ, Ltd.)	1.43%

Relationship between the parties
Capital	Yachiyo Bank holds 96,500 shares of Tokyo Tomin Bank common stock. Tokyo Tomin Bank holds 105,000 shares of Yachiyo Bank common stock.
Personnel	Not applicable.
Transactions	The parties collaborate by sharing their ATM networks without charge and co-sponsoring client business meetings.
Related party	Not applicable.

(2)	Results of operations for the last three years	(Millions of yen)
		Yachiyo Bank			Tokyo Tomin Bank
	Fiscal year	FY ended March 31, 2011	FY ended March 31, 2012	FY ended March 31, 2013	FY ended March 31, 2011	FY ended March 31, 2012	FY ended March 31, 2013
	Ordinary revenue (consolidated)	44,254	44,314	42,852	52,930	49,277	46,951
	Business income (non-consolidated)	9,726	6,922	6,746	13,251	8,289	9,831
	Core business income (non-consolidated)	5,816	4,796	4,925	6,750	5,990	6,497
	Ordinary income (consolidated)	7,035	8,865	7,787	1,708	(2,665)	3,294
	Net income (consolidated)	6,768	6,051	5,638	749	(3,304)	2,577
	Capital adequacy ratio (Consolidated, Japanese standard)	11.46%	11.57%	11.66%	9.91%	9.49%	9.58%
	Net income per share (consolidated) (yen)	421.38	374.04	351.26	19.16	(85.25)	66.48
Dividends per share (yen)	Common stock	70	60	60	15	15	15
	Preferred stock	300	300	300	-	-	-

6.	Overview of the Newly Established Company (Joint Holding Company)

(1)	Trade name	Tokyo TY Financial Group, Inc.
(2)	Business	Management of banks and companies that are permitted to be owned as subsidiaries under the Banking Act, and all other work incidental thereto
(3)	Location of the head office	5-9-2, Shinjuku, Shinjuku-ku, Tokyo
		Chairman and Representative Director: Isao Sakai	(currently, President of Yachiyo Bank)
		President and Representative Director: Akihiro Kakizaki	(currently, President of Tokyo Tomin Bank)
		Director: Isao Kobayashi	(currently, Chairman of Tokyo Tomin Bank)
		Director: Kazuyuki Takahashi	(currently, Senior Managing Director of Yachiyo Bank)
		Director: Hirokazu Tahara	(currently, Senior Managing Director of Yachiyo Bank)
		Director: Takashi Sakamoto	(currently, Senior Managing Director of Tokyo Tomin Bank)
		Director: Keizo Ajioka	(currently, Managing Director of Tokyo Tomin Bank)
(4)	Representatives and offices (planned)	Director: Kenji Suzuki	(currently, Managing Director of Yachiyo Bank)
		Director: Akio Sato	(currently, Outside Company Auditor of Tokyo Tomin Bank)
		Director: Ryuji Miura	(currently, Outside Company Auditor of Yachiyo Bank)
		Company Auditor: Kazunori Tada	(currently, Company Auditor of Yachiyo Bank)
		Company Auditor: Yasuhiko Katayama	(currently, Company Auditor of Tokyo Tomin Bank)
		Company Auditor: Nobuko Inaba	(currently, certified public accountant of Hayabusa Audit Corporation)
		Company Auditor: Kayo Todo	(currently, attorney of Kohwa Sohgoh Law Offices, and professionally goes by Kayo Kurosawa)
		Substitute Company Auditor: Kenji Endo (Substitute for Company Auditor Nobuko Inaba)	(currently, attorney of Endo Law Offices)
		Substitute Company Auditor: Yuriko Miyamoto (Substitute for Company Auditor Kayo Todo)	(Currently, certified tax accountant of Hongo Tsuji Tax & Consulting)

(Note 1)    Directors Akio Sato and Ryuji Miura are outside directors defined under Article 2(15) of the Companies Act.
(Note 2)    Company Auditors Nobuko Inaba and Kayo Todo are outside
company auditors defined under Article 2(16) of the Companies Act.

(5)	Capital	20,000 million yen
(6)	Capital reserve	5,000 million yen
(7)	Net Assets (consolidated)	To be determined
(8)	Total assets (consolidated)	To be determined
(9)	Fiscal year end	March 31
(10)	Listing exchange	Tokyo Stock Exchange
(11)	Accounting auditor	Ernst & Young ShinNihon LLC
(12)	Administrator of shareholder registry	Japan Securities Agents, Ltd.

7.	Overview of Accounting in Connection with the Share Transfer

The purchase method of accounting is expected to be used, since the Share Transfer is regarded as an acquisition under the Accounting Standards for Business Combinations.  The amount of goodwill (or negative goodwill) arising as a result of the Share Transfer has not been determined at the present stage.

8.	Forecast

The forecast of the Joint Holding Company’s operating results and other outlook are currently being prepared, and will be provided once they are determined.

The New Financial Group aims to achieve core business income of 20 billion yen or more, outstanding account balance of 4.6 trillion yen or more, and outstanding loan balance of 3.4 trillion yen or more in 2020 by maximizing the synergistic effect of the integration.

9.	Other

The Share Transfer is subject to certain conditions being satisfied, such as approvals at the Banks’ respective general shareholders meetings, obtaining statutory permits and other approvals by the relevant authorities, and assumes that no event that significantly disrupts the execution of the Share Transfer would occur.

Exhibit 1: Assumptions, etc. to Fairness Opinion by Daiwa Securities

Daiwa Securities has analyzed and reviewed the share transfer ratio agreed between Yachiyo Bank and Tokyo Tomin Bank, in submitting its written opinion that such share transfer ratio is fair to the Tokyo Tomin Bank common shareholders from a financial point of view (the “Fairness Opinion”).  In the course of such analysis and examination, Daiwa Securities in principle used materials and information received from Yachiyo Bank and Tokyo Tomin Bank and publicly available information as they were received, and have assumed that all materials and information analyzed and reviewed were accurate and complete.  Daiwa Securities did not independently verify the accuracy or completeness of those materials and information, and is not obligated to do so.  Daiwa Securities did not perform an independent evaluation, appraisal or assessment with respect to the assets or liabilities of, including conducting an analysis or evaluation of the individual assets and liabilities of, (including, but not limited to, financial derivatives, off-balance sheet assets and liabilities and other contingent liabilities) Yachiyo Bank, Tokyo Tomin Bank or their respective affiliated companies, and did not retain an independent third-party advisor to perform any such evaluation, appraisal or assessment. Daiwa Securities has also assumed that there is no undisclosed matter with respect to Yachiyo Bank, Tokyo Tomin Bank or their respective affiliated companies at present nor will there be in the future that could affect any opinions or views set forth in the Fairness Opinion (including contingent liabilities and lawsuits).  Daiwa Securities has assumed that the business plans, financial projections and other future-related information of Yachiyo Bank and Tokyo Tomin Bank, received from the respective banks, were reasonably prepared based on the best projections and judgments currently available to the managers of the banks.  Daiwa Securities, upon consent from Tokyo Tomin Bank, has relied on such information without independent verifications. Daiwa Securities has assumed that Yachiyo Bank’s bonds with stock acquisition rights and the Joint Holding Company’s bonds with stock acquisition rights set forth in the Share Transfer plan have the same theoretical value.  Daiwa Securities has assumed that the Share Transfer will be lawfully and validly carried out in accordance with the terms set forth in the Share Transfer plan, and that it will be consummated in accordance with the terms of the Share Transfer plan without waiver, modification or amendment of any material conditions or terms of agreement set forth in the Share Transfer plan.  Daiwa Securities has also assumed that all consents or permits and licenses necessary by all governments, regulators, and other parties to conduct the Share Transfer will be obtained without adversely affecting any benefits expected from the Share Transfer.  Daiwa Securities’ analysis of the share transfer ratio is based on the financial, economic, market and other conditions as of May 1, 2014.

Daiwa Securities has not been requested by Tokyo Tomin Bank to examine Tokyo Tomin Bank’s business decision to effect the Share Transfer, or perform comparative evaluations between the Share Transfer and other strategic options, and has not conducted such examinations. Daiwa Securities is not a legal, accounting or tax expert.  Daiwa Securities has not independently analyzed or examined the legality or validity of any matter with respect to the Share Transfer or whether the accounting and tax treatments of the Share Transfer are appropriate, and is under no obligation to do so.  This Fairness Opinion has been prepared for the sole purpose of being used as reference information for the board of directors of Tokyo Tomin Bank to consider the share transfer ratio (the “Preparation Purpose”), and may not be relied upon or used for any other purpose or by any other party.  Accordingly, Daiwa Securities has no liability arising from or in connection with the use of the Fairness Opinion for any purposes other than for the Preparation Purpose.  The opinion and view of Daiwa Securities set forth in the Fairness Opinion does not in any way recommend to, or solicit from, the common shareholders of Tokyo Tomin Bank such actions as the exercise of their voting rights in connection with the Share Transfer (including dissenting shareholders’ exercise of the right to demand that their shares be repurchased by Tokyo Tomin Bank), or the transfer or receipt of any Tokyo Tomin Bank shares or any other related matters.  The Fairness Opinion is limited to the fairness, from a financial point of view, of the share transfer ratio to the holders of Tokyo Tomin Bank common stock, and Daiwa Securities has not been asked to express its opinion as to the fairness of the share transfer ratio to a third party other than the holders of Tokyo Tomin Bank common stock or any other matters, and expresses no opinion as to such matters.  In the Fairness Opinion, Daiwa Securities expresses no opinion as to various assumptions or hypotheses on which the decision of the share transfer ratio is based, or Tokyo Tomin Bank’s business decision with respect to the Share Transfer.  Furthermore, Daiwa Securities expresses no opinion with respect to the price of common stock of Tokyo Tomin Bank, Yachiyo Bank and the Joint Holding Company to be traded on or after the date of the Fairness Opinion.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains forward-looking statements that reflect the Banks’ plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause the Banks and the other relevant parties actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These forward-looking statements may be identified by words such as ‘believes’, ‘expects’, ‘anticipates’, ‘projects’, ‘intends’, ‘should’, ‘seeks’, ‘estimates’, ‘future’ or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document, due to various factors including but not limited to: failure of the parties to agree on some or all of the terms of the transactions; failure to obtain a necessary shareholders’ approval; inability to obtain some or all necessary regulatory approvals or to fulfill any other condition to the closing of the transaction; changes in laws or accounting standards, or other changes in the business environment relevant to the parties; challenges in executing our business strategies; the effects of financial instability or other changes in general economic or industry conditions; and other risks to consummation of the transaction.